Exhibit 99.1

Virax Biolabs Group Announces Early-Access Program Launch of Research Use Only ViraxImmune Product and Hosts Webinar

LONDON, United Kingdom, September 12, 2023 – Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the detection of immune responses and diagnosis of viraldiseases, announced today the launch of an early access program for the research-use-only (“RUO”) of its proprietary SARS-Cov-2 ViraxImmune T-cell-based test. The company will host a webinar on September 20, 2023 at 10 AM EST.

The early access program offers select research groups an opportunity to be at the forefront of immune assessment advancements. The RUO form of Virax’s T-cell-based test is designed to assess the activation of memory T-cells specific to the SARS-Cov-2 by combining an ELISpot assay with a peptide pool covering specific protein parts of the virus. The test requires the isolation of peripheral blood mononuclear cells (“PBMCs”) from blood samples that are then seeded onto the Company’s pre-coated ELISpot plate. The cytokines secreted by the cells upon stimulation with the peptide pool are immediately captured by the antibodies bound to the plate and detected through a series of reactions with antibodies and enzyme-substrate interactions, resulting in visible spots. Each spot represents a single cytokine-secreting cell, allowing for high-resolution analysis of immune responses at the cellular level. This test provides a quantitative assessment of immune response, which will help to develop a deeper understanding of an individual's immune profile. The Company’s tests are compatible with a wide range of ELISpot readers, ensuring ease of use without requiring additional costly laboratory equipment.

"We are thrilled to launch this early access program for the RUO of our proprietary ViraxImmune T-cell based test,” said Mr. James Foster, Chairman of the Board and Chief Executive Officer of Virax Biolabs. “We look forward to working with early adopters who also share the vision to be at the frontier of cutting-edge diagnostics and bringing value to human immune health.”

“We are excited to get our proprietary T-cell-based tests in the hands of researchers as demand is growing for T-cell tests due to its advantages when compared to antigen and antibody-based tests in the context of determining long-term immunity to viral threats,” commented Dr. Tomasz George, Chief Scientific Officer of Virax Biolabs. “Although this initial iteration of our test targets specifically Sars-Cov-2, we believe that our tests are adaptable to a broad range of immunological threats in different settings, from personal use to utilization by governments and the pharmaceutical industry.”

The Company will host a webinar for interested research institutions and the investment community on September 20, 2023 at 10 AM ET. Participants may register their interest for the event to receive updates and instructions to join the call by visiting https://www.viraxbiolabs.com/viraximmune-early-access-programme.

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases. In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com